SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      _____________________


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No._____)*


                             Jotan, Inc.
                         (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    (Title of Class of Securities)

                              481093 10 2
                            (CUSIP Number)

                            James D. Lumsden
                            F-Jotan, L.L.C.
          702 Oberlin Road, Suite 150, Raleigh, North Carolina 27605
                               (919) 743-2525
              (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                               May 16, 1996
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with the statement   X .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 481093 10 2              13D             Page 2 of 8 Pages



 1   NAME OF REPORTING PERSONS                      F-Jotan, L.L.C.
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSONS


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                            (b)


 3   SEC USE ONLY



 4   SOURCE OF FUNDS                                              WC


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   _____



 6   CITIZENSHIP OR PLACE OF ORGANIZATION                  North Carolina


  NUMBER OF     7      SOLE VOTING POWER                      2,531,646
    SHARES


 BENEFICIALLY   8      SHARED VOTING POWER                       -0-
 OWNED BY

    EACH        9      SOLE DISPOSITIVE POWER                 2,531,646
  REPORTING

    PERSON      10     SHARED DISPOSITIVE POWER                  -0-
     WITH


 11    AGGREGATE AMOUNT BENEFICIALLY OWNED                     2,531,646
       BY EACH REPORTING PERSON



 12    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES


 13    PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW (11)                                       30.8%

 14    TYPE OF REPORTING PERSON                                  OO*

      * Limited Liability Company.


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CUSIP No.  481093  10  2         13D             Page 3 of 8 Pages




 1    NAME OF REPORTING PERSONS                       James D. Lumsden
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSONS


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                            (b)

 3    SEC USE ONLY

 4    SOURCE OF FUNDS                                            PF


 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                _____

 6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States

  NUMBER OF     7      SOLE VOTING POWER                      2,531,646
    SHARES


 BENEFICIALLY   8      SHARED VOTING POWER                       -0-
 OWNED BY


    EACH        9      SOLE DISPOSITIVE POWER                 2,531,646
  REPORTING


    PERSON      10     SHARED DISPOSITIVE POWER                  -0-
     WITH


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                 41,076

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES

 13   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                        0.5%

 14   TYPE OF REPORTING PERSON                                   IN



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CUSIP No. 481093  10  2                13D              Page 4 of 8 Pages



                           INTRODUCTION


     This Statement on Schedule 13D (the "Statement") constitutes the initial filing of F-Jotan, L.L.C. ("F-Jotan") and James D. Lumsden ("Lumsden") (collectively, the "Reporting Persons") reporting the beneficial ownership of shares of Common Stock, $.01 par value per share (the "Common Stock") of Jotan, Inc., a Florida corporation (the "Issuer"), by virtue of the Reporting Persons' acquisition of shares of Series A Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock") of the Issuer. On May 16, 1996 (the "Closing Date"), pursuant to that certain Series A Convertible Preferred Stock Purchase Agreement between the Issuer and F-Jotan dated as of the Closing Date, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the "Purchase Agreement"), F-Jotan acquired 1,265,823 shares of the Preferred Stock, which is convertible into 2,531,646 shares of the Common Stock, subject to adjustment as set forth in the Articles of Amendment of the Articles of Incorporation of the Issuer, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference (the "Articles"). The Common Stock is traded in the Nasdaq over-the-counter market.


Item 1.   Security and Issuer.

     This Statement relates to the Common Stock, as described above. The principal executive offices of the Issuer are located at 118 West Adams Street, Jacksonville, Florida 32201.


Item 2.   Identity and Background.

     (a), (b) and (c)    The name, state of organization, principal business,
address of principal business, and address of the principal office of F-Jotan are as follows:

Name:                         F-Jotan, L.L.C.

State of Organization:        North Carolina

Principal Business:           Investments

Address of
Principal Business:           702 Oberlin Road
                              Suite 150
                              Raleigh, North Carolina  27605

Address of
Principal Office:             702 Oberlin Road
                              Suite 150
                              Raleigh, North Carolina  27605



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CUSIP No. 481093  10  2                13D              Page 5 of 8 Pages



     The name, business address, present principal employment of Lumsden is listed below.

Name:                         James D. Lumsden

Business Address:             Fairview Capital, L.L.C.
                              702 Oberlin Road
                              Raleigh, North Carolina  27605

Present Principal
Employment:                   Investment Advisory Services


     (d) and (e)    During the last five (5) years, neither of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable for F-Jotan.  Lumsden is a citizen of the United
States.


Item 3.   Source and Amount of Funds or Other Consideration.

     The source of funds used in making the purchases was the working capital of F-Jotan raised through capital contributions by its members and a $500,000.00 bridge loan to F-Jotan from William L. Rogers, one of F-Jotan's members, pursuant to that certain letter agreement dated May 10, 1996, substantially in the form attached hereto as Exhibit 3 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The purpose of the acquisition of securities of the Issuer is to make an equity investment in the Issuer to improve the capitalization of the Issuer and to provide funds for the Issuer to use in the acquisition of other existing businesses or the development of additional facilities and locations of the Issuer.

     (a) The Articles provide for the annual payment of 8% dividends on the Preferred Stock, payable in additional shares of the Preferred Stock. In addition, in accordance with the terms and conditions of the Purchase Agreement, the Issuer has the option to call within three (3) years of the date of the Purchase Agreement for up to two (2) additional sales of Preferred Stock to F-Jotan of approximately $2 million each, provided the Issuer meets certain financial thresholds during that period.

     (b) The Reporting Persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.


     (c) The Reporting Persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.




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CUSIP No. 481093  10  2                13D              Page 6 of 8 Pages


     (d) The Reporting Persons have no plans or proposals which relate to or would result in any change to the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that the Articles provide that F-Jotan may assume control of the Board of Directors of the Issuer in the event that the Issuer fails to achieve certain financial goals within three (3) years after the Closing Date.

     (e) The Reporting Persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

     (f) The Reporting Persons have no plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

     (g) The Reporting Persons have no plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h) The Reporting Persons have no plans or proposals which relate to or would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Reporting Persons have no plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) The Reporting Persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Items 4(a) - (i).


Item 5.   Interest in Securities of the Issuer.

     (a) F-Jotan beneficially owns an aggregate of 2,531,646 shares of, representing an approximate 30.8% interest in, the outstanding Common Stock by virtue of its acquisition of 1,265,823 shares of the Preferred Stock. Lumsden beneficially owns, through his wife, who is a member of F-Jotan, an aggregate of approximately 41,076 shares of, representing an approximate 0.5% interest in, the outstanding Common Stock by virtue of his ownership interest in F-Jotan.

     (b) F-Jotan, and Lumsden as F-Jotan's sole manager, have the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of 2,531,646 shares of the Common Stock.

     (c) There have been no transactions in the Common Stock that were effected in the past sixty days or since the most recent filing on Schedule 13D (SS.240.13d-191), whichever is less, by the Reporting Persons.

     (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, five percent (5%) or more of the outstanding shares of the Common Stock.

     (e)  Not applicable.

CUSIP No. 481093  10  2                13D              Page 7 of 8 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts, calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the Purchase Agreement, that certain Investor Rights Agreement between the Issuer and F-Jotan, dated May 16, 1996 attached hereto as Exhibit 4 and incorporated herein by reference, and that certain Stockholder Agreement between the Issuer and F-Jotan dated May 16, 1996 attached hereto as Exhibit 5.


Item 7.   Material to be Filed as Exhibits.

          1.   Series A Convertible Preferred Stock Purchase Agreement.

          2. Articles of Amendment of the Articles of Incorporation of the Issuer.

          3.   Letter agreement re bridge loan.

          4.   Investor Rights Agreement.

          5.   Stockholder Agreement.






              [The next page is the signature page.]

CUSIP No. 481093  10  2                13D              Page 8 of 8 Pages

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May ____, 1996



                              F-JOTAN, L.L.C.



                              By:  _____________________________
                                   James D. Lumsden


                              __________________________________
                              James D. Lumsden (individually)


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